To the Board of Directors of The Lehigh Group Inc.



We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 18, 1997 with respect to the consolidated balance sheets of The Lehigh Group Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996, which is contained in that Prospectus.

We also consent to the reference to us under the Caption "Experts" in the Prospectus.


                                                                 BDO SEIDMAN LLP

New York, New York
April 9, 1997